Attachment to N-SAR Sub-Item 77I (KYN)

On or about November 10, 2010, the Registrant completed the issuance and sale of (i) $15 million aggregate principal amount 3.23% Series Q Senior Unsecured Notes due November 9, 2015, (ii) $25 million aggregate principal amount 3.73% Series R Senior Unsecured Notes due November 9, 2017, (iii) $60 million aggregate principal amount 4.40% Series S Senior Unsecured Notes due November 9, 2020, (iv) $40 million principal amount 4.50% Series T Senior Unsecured Notes due November 9, 2022, (v) $8 million aggregate liquidation preference of Series B Mandatorily Redeemable Preferred Shares with a term redemption date of November 9, 2017, liquidation preference $25.00 per share and a dividend rate equal to 4.53% per annum, and (vi) $42 million aggregate liquidation preference of Series C Mandatorily Redeemable Preferred Shares with a term redemption date of November 9, 2020, liquidation preference $25.00 per share and a dividend rate equal to 5.20% per annum.